Filed Pursuant to Rule 424(b)(3)
                                             Registration File No. 333-69712


               Prospectus Supplement No. 2, dated February 5, 2002
                     (To Prospectus dated November 13, 2001)


                           Circuit Research Labs, Inc.
                             2522 West Geneva Drive
                              Tempe, Arizona 85282
                                 (602) 438-0888


     This Prospectus Supplement No. 2 is part of the Prospectus dated November 13, 2001, of Circuit Research Labs, Inc. (the "Prospectus"), related to an offering of up to 4,581,233 shares of our common stock by the persons identified as "Selling Shareholders" in the Prospectus. This Prospectus Supplement No. 2 is distributed only in connection with the Prospectus and must be read in conjunction therewith.

     We are distributing this Prospectus Supplement No. 2 to update information that is contained in the Prospectus. We are distributing this Prospectus Supplement No. 2 only with the Prospectus, which provides detailed information related to Circuit Research Labs, Inc. In particular, this Prospectus Supplement No. 2 contains information set forth in our current report on Form 8-K filed on February 4, 2002, concerning our acquisition of the assets of Dialog4 System Engineering GmbH as well as changes to the terms of the Class A Warrants issued to the Selling Shareholders which have been approved by our Board of Directors. A copy of the Form 8-K is attached hereto.

     If you have received this Prospectus Supplement No. 2, you should also have received a copy of the Prospectus. You should carefully review the Prospectus for a detailed description of an investment in Circuit Research Labs, Inc.







        The date of this Prospectus Supplement No. 2 is February 5, 2002



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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 8-K

                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934




                                January 18, 2002
                Date of Report (Date of earliest event reported)



                           Circuit Research Labs, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



Arizona                            0-11353                            86-0344671
--------------------------------------------------------------------------------
(State or other jurisdiction       (Commission                     (IRS Employer
of incorporation)                  File Number)              Identification No.)


2522 West Geneva Drive
Tempe, Arizona                                                             85282
--------------------------------------------------------------------------------
(Address of principal executive offices)                              (Zip Code)



                                 (602) 438-0888
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Item 2.  Acquisition or Disposition of Assets.

     Acquisition of Dialog4 System Engineering GmbH

     On January 18, 2002, the Registrant's wholly-owned subsidiary, CRL Systems, Inc. doing business as Orban, Inc. ("Orban/CRL"), acquired the assets of Dialog4 System Engineering GmbH ("Dialog4"). Dialog4, a German corporation based in Ludwigsburg, Germany, is a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking, and storage. Dialog4 has been designing and manufacturing equipment for the codec market for over ten years. Its products, available in Europe since 1993, include the MusicTaxi codec for encoding and decoding audio and data over TCP/IP on the Internet, ISDN and satellite.

     Orban/CRL purchased the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement for $2 million, comprised of 1,250,000 shares of the Registrant's common stock, valued at $1.00 per share, and $750,000 cash to be paid at a later date either by Orban/CRL from its working capital or by the Registrant's President and Chief Executive Officer, Charles Jayson Brentlinger.

     For the past year, Orban/CRL has been involved in a joint project to bring the Dialog4 products to North America with the development of the Orban Opticodec and Sountainer. Orban/CRL will now have a European operations center based in the Dialog4 offices in Ludwigsburg, Germany. The Dialog4 infrastructure will be used to expand Orban/CRL's engineering, sales, marketing and sales support for the European markets.

     In connection with the acquisition, Berthold Burkhardtsmaier, Dialog4's managing director, has become Vice President of European Operations for Orban/CRL and has been appointed to the Registrant's Board of Directors.

     A copy of the Asset Sale and Purchase Agreement is filed as an exhibit to this report. Reference is made to the Asset Sale and Purchase Agreement for a full statement of the terms and conditions of the acquisition.


Item 5.  Other Events.

     On January 25, 2002, at 9:02 a.m. Eastern time, the Registrant issued the following press release:

Circuit Research Labs, Inc. Lowers Class `A' Warrant Price and Extends Time for Warrant Holders

TEMPE, Ariz.--(BUSINESS WIRE)--Jan. 25, 2002--Circuit Research Labs, Inc. (OTCBB: CRLI - news) announced today that its Board of Directors has approved lowering the exercise price of its Class "A" warrants from $1.75 per share to the current market price of $1.00 per share, and to extend for 30 days the time during which warrantholders may exercise their Class "A" Warrants. As extended, the warrants will expire on February 23, 2002. The last reported sale price of the Company's common stock on the Over the Counter Bulletin Board on January 24, 2002, was $0.95 per share.

The warrants were issued as part of a private placement of shares that the Company completed in May and June of 2000, in connection with the purchase of the assets of Orban, Inc. from Harman International Industries, Inc. (HAR). Circuit Research Labs intends to use any proceeds from exercise of the warrants to reduce its indebtedness to Harman International.

Using patented and proprietary technology, Orban / CRL is the worldwide leading manufacturer of audio processing and editing equipment used extensively by the radio and television industries, the Internet, satellite services and private individuals, including its highly respected and widely used OPTIMOD series of audio processors. Circuit Research Labs and Orban, formed separately in the 1970s, were combined in 2000 when CRL acquired Orban's assets from Harman International Industries, Inc.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. A further list and description of risks, uncertainties and other factors can be found in Orban / CRL's filings with the Securities and Exchange Commission, including the most recently filed registration statement on Form SB-2, as supplemented from time to time. Copies of this Form SB-2 and all supplements are available on request from Orban / CRL. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Item 7.  Exhibits

2.1 Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., and CRL Systems, Inc.

10.1 Service Contract, dated November 16, 2001, by and between Circuit Research Labs, Inc. and Berthold Burkhardtsmaier.

10.2 Amendment to Existing Agreements and Closing Declaration, dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold
Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc., and Charles Jayson Brentlinger.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CIRCUIT RESEARCH LABS, INC.




Date: February 4, 2002          By : /s/ Charles Jayson Brentlinger
                                     -------------------------------
                                     Charles Jayson Brentlinger
                                     President and Chief Executive Officer